Filed pursuant to Rule 253(g)(2)

File No. 024-12710

SUPPLEMENT NO. 2 DATED JUNE 10, 2026
TO THE OFFERING CIRCULAR DATED MARCH 30, 2026

TerraCycle US Inc.

121 New York Avenue

Trenton, NJ, 08638
(609) 656-5100
www.terracycle.com

EXPLANATORY NOTE

This Supplement No. 2 to the Offering Circular should be read in conjunction with the Offering Circular dated March 30, 2026 and Supplement dated May 1, 2026, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available HERE and the supplement is available HERE.

Effective as of June 1, 2026, our subsidiary, TerraCycle US LLC (“TC US LLC”) entered into a securities purchase agreement by and among TC US LLC, our parent company (TerraCycle, Inc.), NLR, Inc. (“NLR”), and certain sellers to acquire NLR for cash consideration of $2,750,000, subject to certain adjustments. In addition, effective as of June 2, 2026, TC US LLC entered into an agreement to purchase 250 Main EW, LLC for $1,200,000 in cash for the land and building at 248 East Main Street and 250 Main Street, East Windsor, Connecticut (the “Processing Facility”) where the equipment purchased with NLR is housed. The combined footprint is approximately 1 acre (the “Real Estate Purchase”). The Real Estate Purchase occured on June 10, 2026. As part of the NLR transaction, NLR transferred to TC US LLC permits from the State of Connecticut Department of Environmental Protection that are tied to the Processing Facility. Both agreements have been filed on Form 1-U filed on June 10, 2026.

NLR is TerraCycle US Inc.’s fourth acquisition of a Universal Waste company. Along with the three prior acquisitions, NLR will be integrated into the TerraCycle Commercial division.

About NLR Inc

Formed in 1994, as Northeast Lamp Recycling, NLR is Connecticut-based lamp and universal waste recycler, with service areas including nationwide mail back programs (for small volumes), and bulk pick-up services in Connecticut, New York, Massachusetts, Rhode Island, Vermont, and New Hampshire. NLR holds valid hazardous waste transport permits for these states, and operates out of 3 facilities in East Windsor, Connecticut, including the Lightbulb Facility. NLR has a large customer list that differs from TerraCycle US Inc.’s other divisions’ customers, which we believe will expand the Company’s ability to sell a broader range of recycling options to B2B and B2C clients. Given that NLR operates in the same region as two of TerraCycle US Inc.’s other subsidiaries (CRS and North Coast Recycling), a wide range of efficiencies are anticipated. NLR also brings new capacity to recycle types of lamps that TerraCycle US Inc. currently pays third parties to recycle.

NLR has 25 employees. One of the founders is staying with NLR to manage the company under TerraCycle US Inc.’s ownership. Management believes that acquiring NLR is highly strategic as it would bring significant additional in-house capabilities and clients within a geographical area of concentration. The costs to acquire NLR and the building that houses its equipment were primarily sourced from the net proceeds of the $5 million 2025 Regulation CF offering.